

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2011

Via Email
Kevin P. Clark
Vice President and Chief Financial Officer
c/o Delphi Automotive LLP
5725 Delphi Drive
Troy, MI 48098

> **Re: Delphi Automotive PLC**
> **Registration Statement on Form S-1**
> **Filed May 25, 2011**
> **File No. 333-174493**

Dear Mr. Clark:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Market and Industry Data, page ii

2. Please revise the last seven words of the last sentence to remove the implication that information contained in the prospectus may not be accurate or complete. You may not disclaim responsibility for the accuracy or completeness of the information contained in your document.

3. We note you have relied on reports from third-party sources, including J.D. Power and Associates and The Fredonia Group, for data. Please provide us with the relevant portions of the materials you cite. Additionally, please confirm that reports and information provided by third parties were not prepared specifically for inclusion in the prospectus and are available for free or for a nominal subscription. Alternatively, provide consents of the third parties pursuant to Rule 436 with your next amendment.

Prospectus Summary

4. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with generally accepted accounting principles. Given that your non-GAAP EBITDA is disclosed prior to the corresponding GAAP net income, we believe the non-GAAP measure has been given greater prominence. Please revise to present the equivalent GAAP measure with equal or greater prominence.

Our Company, page 1

5. Please balance the disclosure in this section by disclosing your history, including your bankruptcy, in the opening paragraphs of this section.

6. With a view to revised disclosure, please provide us with substantiation for your statement that "[you] would have maintained positive EBIDTA even if volumes were 30% below actual industry production volumes (or global production of 55 million vehicles rather than 78 million vehicles), assuming constant product and regional mix. In your response, explain the material assumptions underlying this calculation and explain why it is appropriate to assume a constant regional mix.

7. Please provide us with substantiation for your statements that "[i]n 2010, we won business that we estimate will represent $20 billion of gross anticipated revenues based on expected volumes and assumed pricing. In the first quarter of 2011, this trend accelerated, with another $6.6 billion in new business awards."

Recovery of Developed Markets and Continued Emerging Markets Growth, page 4

8. Please disclose that vehicle production volumes for the North American and Western European markets are substantially lower than the period prior to the recession. We note your disclosure on page 47.

9. Please revise the graphs to include estimated data for the years 2011 to 2014 or delete references to CAGR.

<u>Trend of Increased Fuel Efficiency and Reduced Emissions, page 5</u>

10. We note your disclosure regarding the expected growth in value of powertrain and emissions electronics and OEM-installed infotainment systems. Please briefly explain what is meant by "value" and disclose whether growth in value correlates to proportional growth in the prices you charge OEMs and your gross margins from sales of these systems.

<u>Strong Cash Flow Generation and Balance Sheet, page 8</u>

11. Please revise to briefly explain what makes the amount of gross debt you carry "prudent." Similarly revise references to "prudent amount of gross debt" and "prudent amount of leverage" on page 51.

<u>Experienced and Accomplished Management Team, page 8</u>

12. Please remove "[a]ccomplished" from the heading of this subsection.

<u>Summary Historical Consolidated Financial Data, page 13</u>

13. Please revise to disclose the company's basic and diluted earnings per share for each period presented. Pro forma earnings per share for the latest fiscal year and subsequent interim period presented in the company's financial statements should also be disclosed.

14. We note the company's presentation of EBITDA and Adjusted EBITDA. We further note from footnote (2) that the company uses EBITDA as a measure of operating performance. However, we note that the company has reconciled this measure to operating income and income from continuing operations before income taxes and equity income rather than net income, which would be the most comparable US GAAP measure. Please revise to reconcile EBITDA and Adjusted EBITDA to the company's net income, the most comparable GAAP measure, for each period presented. Refer to the guidance outlined in Questions 103.01 and 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures. The presentation of EBITDA and Adjusted EBITDA disclosures throughout the registration statement should be similarly revised.

15. We note that the line item "cash and cash equivalents (as of period end)" for the predecessor entity for the period from January 1, 2009 to October 6, 2009 reflects a balance of $862 million whereas the cash flow statement on page F-9 reflects a balance of zero at this same date. Please reconcile and revise these disclosures.

<u>Risk Factors, page 16</u>

16. Please remove the last sentence of the introductory paragraph. If a risk is not deemed material, it should not be referenced in the risk factor section.

17. Please add a risk factor describing the risks because shareholder protections under Jersey law may not be as protective as shareholder protections under U.S. law. We note in this regard disclosure in the last paragraph on page 153.

The cyclical nature of automotive sale and production, page 16

18. Please revise this risk factor by specifically discussing the recent downturn in the auto industry, and disclose that, while the industry is in a recovery, sales in North America and Western Europe remain significantly below pre-recession levels.

Our business in China is subject to aggressive competition, page 18

19. We note from press accounts that the Chinese government appears to be taking actions which would reduce the rate of growth in the auto industry. Please tell us what consideration you gave to including risk factor disclosure regarding the risks to you from changes in China economic policies.

Use of Proceeds, page 32

20. We note that you may use the proceeds to reduce outstanding indebtedness. Please revise to include the disclosure required by Instruction 4 to Item 504 of Regulation S-K. To the extent indebtedness owed to related parties will be reduced with the proceeds, please list this separately.

21. In addition, once you have determined the approximate net proceeds of the offering, please revise to disclose the approximate amount intended to be used for each purpose discussed in this section.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 35

22. We note from the introductory paragraph on page 35 that the pro forma adjustments include the impact of the credit agreement executed on March 31, 2011 with respect to $3.0 billion in senior secured credit facilities, of which $2.5 billion in term loans were used to repurchase certain membership interests, and the modification to the credit agreement in connection with the syndication thereof. Please revise the introductory paragraph or the notes to the pro forma financial information to explain in further detail the nature of the "certain membership interests" that were repurchased using the $2.5 billion in term loans. In addition, please revise the introductory paragraph and notes to the pro forma financial information to explain in detail the nature of the modifications that were made to the credit facility that have been reflected in the pro forma financial information.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 39

23. Refer to footnote (a) on page 39. Please revise to disclose the significant assumptions that were used to calculate or determine the amounts of these adjustments for each of the periods presented. As part of your revised disclosure, please disclose the amount of debt repaid and issued and the related interest rate associated with the debt along with any other assumptions that were relevant in calculating the amounts of these adjustments.

24. We note from footnote (a)(i)(a) that the interest expense adjustment related to the credit agreement and Senior Notes was based on a blended rate of 4.57%. Please explain in further detail the basis for this rate and explain how it was calculated or determined.

25. Please revise footnote (b) to disclose the statutory tax rate used to calculate the adjustments for each period presented.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 41

26. Please revise the pro forma balance sheet to present all adjustments included therein on a gross rather than net basis. Please note that all balance sheet adjustments should be individually self-balancing.

27. Refer to footnote (a) on page 41. Based on the disclosures provided in footnote (a), we are unable to determine how the $(297) adjustment reflected in the pro forma balance sheet was calculated or determined. Please revise footnote (a) to disclose all of the significant assumptions that were used to calculate or determine this pro forma adjustment. Your revised disclosure should separately disclose the amount of the proceeds received from the issuance of the Senior Notes, the amount of debt issuance costs incurred in connection with the Senior Notes and the amount of debt issuance costs related to the modification of the credit agreement.

28. Please revise footnote (b) to disclose how the adjustment was calculated or determined. Please specifically disclose how the amounts of debt issuance costs that were written off were determined, as well as the amount of incremental debt issuance costs that were capitalized. Footnote (b) should also disclose the debt issuance costs incurred in connection with the issuance of the Senior Notes.

29. Please revise footnote (c) to clearly state the amounts that were used to pay down the credit agreement and Senior Notes. Your revised disclosure should be in a level of detail to enable a reader to determine the amounts used to repay each obligation.

30. Please clarify why footnote (d) refers to a loss on extinguishment of debt and the pro forma statements on operations on pages 37 and 38 have no adjustment to eliminate such a loss. In addition, please explain in footnote (d) how this loss on extinguishment was calculated or determined.

Management's Discussion and Analysis, page 47

31. Please revise the second full paragraph on page 48 to discuss how changes in sales mix impacts your sales. Revise the last risk factor on page 16 in this manner as well.

Japanese earthquake and tsunami, page 48

32. We note from the last risk factor on page 18 that some of your suppliers are "sole-source suppliers or are sole-source suppliers to other suppliers of ours." Please include a chart or similar presentation identifying the single source supplier for these products or tell us why this disclosure would not be material to investors.

Consolidated Results of Operations, page 52

33. We note that the company's discussion of its results of operations for the various periods presented in the company's financial statements includes a discussion of gross margin. As gross margin is impacted by both changes in the levels of the company's sales and costs of sales, please revise MD&A to also include a discussion of changes in the company's cost of sales. The revised discussion should include a discussion of the costs that comprise the company's cost of sales for each period along with factors responsible for changes in the components of costs of sales during each period presented in the company's financial statements.

Liquidity and Capital Resources, page 78

Contractual Commitments, page 81

34. We note that the company has presented the contractual maturities related to the modified credit agreement in narrative form and not included such amounts with debt in the contractual commitments table. To the extent you wish to present debt amounts, as modified in May 2011, please revise to include a pro forma table of contractual commitments reflecting the pro forma amounts with applicable explanations for what has been adjusted from the historical financial statements.

Management, page 113

Experience of Directors, page 115

35. Please revise the director biographies to briefly discuss the on an individual basis the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

<u>Principal and Selling Shareholders, page 150</u>

36. Please disclose in the footnotes the natural person(s) who exercise sole or shared voting and/or dispositive powers over the company's shares held by any legal entity listed as selling shareholders.

<u>U.S. Federal Income Tax Considerations, page 157</u>

37. Please revise the first sentence of this section to clarify that the discussion is the opinion of Davis Polk & Wardwell LLP.

38. Refer to the second full paragraph on page 160. We suggest removing this paragraph which appears to be asking investors' tax advisors to provide the tax considerations which the issuer should provide.

<u>Underwriting, page 163</u>

39. Please disclose that selling shareholders may be deemed underwriters.

<u>Delphi Automotive LLP December 31, 2010 Financial Statements, page F-5</u>

<u>Consolidated Statement of Operations, page F-6</u>

40. We note that you have disclosed historical earnings per share information for the Predecessor in your Selected Financial Data on page 44 of the registration but have not provided such disclosures on the statement of operations for either of the periods for which Predecessor results of operations have been presented in your statements of operations. Please revise to disclose basic and diluted earnings per share for the Predecessor for all periods presented or explain why you do not believe this is required. The notes to the company's financial statements should also be revised to include the disclosures required by ASC 260 -10-50 for the Predecessor periods, as applicable.

<u>Notes to Consolidated Financial Statements, page F-12</u>

<u>General and Acquisition of Predecessor Businesses, page F-12</u>

<u>Disposition of the predecessor, page F-14</u>

41. Please revise to quantify the amount under each bullet point that contributed to the $794 million gain from reorganization items. Each bullet point should be revised to clearly state how the various components of the $794 million gain from reorganization items was calculated or determined.

Acquisition accounting, page F-15

42. We note from the disclosure in footnote 1 to the table on page F-17 that cash from the issuance of the Class A and Class B membership interests totaled $1,689 and $209 million, respectively or $1,898 in the aggregate. Please explain why this amount does not agree to the $2,042 respected in the company's consolidated statement of cash flows in the line item "proceeds from issuance of membership interests."

3. Elements of Predecessor Transformation Plan, page F-26

Hourly OPEB settlement and OPEB reimbursement from GM, page F-27

43. We note from the disclosure on pages F-27 and F-28 that on September 30, 2008, Old GM reimbursed the Predecessor approximately $350 million for previous OPEB payments made to the hourly workforce from and after January 1, 2007. Please tell us and explain in the discussion of this matter on pages F-27 and F-28 how this payment from GM was accounted for in the Predecessor's financial statements.

Reimbursement of Hourly Labor Costs, page F-29

44. We note that during the period from January 1, 2009 to October 6, 2009, $106 million was received by the company from GM for reimbursement of hourly labor costs. However, for the same period, the company only recorded $50 million as a reduction of operating expenses. Please clarify the total amount received from GM for reimbursement of hourly labor costs during 2008 and 2009 and explain in further detail how you accounted for all of the amounts received during each period.

10. Warranty Obligations, page F-36

45. We note from the disclosure included in Note 10 that the company recognized a change in estimate for preexisting warranties of $80 million during the year ended December 31, 2010. Please tell us and revise Note 10 to explain in further detail the nature and timing of the changes in facts or circumstances that resulted in this change in estimate with respect to the company's preexisting warranties during 2010. Also, revise to disclose the impact of this change in estimate on the company's basic and diluted earnings per share. Refer to the guidance outlined in ASC 250-10-50-4. The notes to the company's interim financial statements should also be revised to include these disclosures with respect to the $74 million provision for changes in estimates for pre-existing warranties recognized during the three months ended March 31, 2011.

15. Commitments and Contingencies, page F-50

Brazil matters, page F-52

46. We note from the disclosures included in note 15 that as of December 31, 2010 claims totaling approximately $240 million have been asserted against Delphi for matters arising from the company's operations in Brazil. We also note from your disclosure that the company maintains reserves for these asserted claims that are substantially less than the amount of the claims asserted. Please tell us and revise the disclosures provided in Note 15 to explain in further detail why the company believes its reserves for such matters are adequate given the fact that they are substantially less than the amounts of the claims asserted. We may have further comment upon review of your response.

17. Membership Interests, page F-57

47. Please revise to disclose the nature and terms of all transactions in which the company issued its Class A, Class B, Class C, and Class E-1 membership interests for each period presented. For example, we note that at December 31, 2009, Class A membership interests in the amount of $1,969 were outstanding, however, we only note disclosure of the $1,833 issued to GM on page F-13. Your revised disclosure should clearly disclose all issuances of membership interests including the dates, amounts, and identity of the parties to whom the interests were issued. Your revised disclosures should also explain the nature of the consideration received and should explain how the fair value of any noncash consideration received and the related membership interests issued were valued.

48. Please revise Note 17 to explain the rights and privileges associated with your Class A, Class B, Class C, and Class E-1 membership interests. Refer to the disclosure requirements outlined in ASC 505-10-50. Also, please revise to explain how the company's net earnings and losses are allocated to its various classes of ownership interests for purposes of the consolidated statement of owners' equity and for purposes of calculating earnings/losses per share.

49. We note from the disclosure in footnote (a) to the table on page F-58 that under the terms of the Modified Plan, if cumulative distributions to members exceed $7.2 billion, Delphi as disbursing agent on behalf of DPHH is required to pay to the holders of allowed general unsecured claims against the Predecessor, $32.50 for every $67.5 in excess of $7.2 billion distributed to the members up to a maximum of $300 million. We also note from the disclosure included on page F-18 that no obligation for this amount was recorded in connection with the acquisition transaction as the payment of cumulative distributions to the members of $7.2 billion was not considered probable at the October 6, 2009 acquisition date. Please tell us and revise the notes to your financial statements to explain your planned accounting treatment for any amounts you may be required to pay under the terms of the Modified Plan.

22. Share-Based Compensation, page F-66

50. We note that under certain circumstances, such as an IPO, vesting of certain awards may be accelerated. Please tell us whether any of your outstanding awards would be accelerated upon effectiveness or closing of the company's IPO associated with the S-1 registration statement. To the extent accelerated vesting would cause additional stock based compensation expense, please revise your pro forma balance sheet included in elsewhere in the registration statement to reflect an adjustment to owners' equity as a result of the additional expense related to the accelerated vesting.

51. Also, to the extent that you expect to recognize compensation expense as a result of the accelerated vesting of the Class E-1 interests, please revise MD&A to discuss the amount of the expected charge that you expect to recognize in connection with the company's initial public offering.

52. Your disclosures with respect to your share-based compensation awards do not comply with the disclosure requirements of ASC 718 in certain respects. Please revise the notes to your financial statements to include all of the disclosures required by ASC 718-10-50 with respect to the Class E-1 interests and the awards granted under the VCP during 2010, as applicable. The notes to your interim financial statements should be similarly revised.

53. We note that final settlement under the VCP can be made in cash, membership interests, common stock, or a combination thereof at the discretion of the Compensation Committee. In this regard, please tell us how you account for awards under the VCP pursuant to the guidance in ASC 718-10-25-6 through 19. Your response should provide a full analysis of the specific terms on the VCP and should explain why the company believes its classification as either a liability or equity is appropriate. We may have further comment upon receipt of your response.

54. We note from the disclosures included in Note 22 that the fair market value of the Class E-1 interests was based on a valuation performed by an independent valuation specialist utilizing generally accepted valuation approaches, including income and market approaches. However, we note no discussion as to how the fair value of awards granted under the VCP were calculated or determined. Please tell us and revise Note 22 to explain in further detail both the methods and significant assumptions that were used to determine the fair values of both the Class E-1 interests and the awards that were granted under the VCP during 2010. Also, please revise to disclose whether the awards valued under each of these arrangements were valued based on a contemporaneous or retrospective valuation. Additionally, if any of these awards were valued based on a retrospective valuation, please revise MD&A to include disclosure of the following:

- Revise MD&A to include a discussion of the significant factors, assumptions, and methodologies used in determining the fair value of the Class E-1 interests and the awards under the VCP.

- Revise MD&A to include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and (1) the estimated IP price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation.

- The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Refer to the guidance outlined in paragraph 182 of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-company Equity Securities Issued as Compensation.

Other

55. Please revise the notes to the company's financial statements to include the disclosures required by ASC 260-10-50-1 with respect to the calculations of earnings per share with respect to the company's Class A, Class B, Class C, and Class E-1 membership interests. As part of your revised disclosures, please explain how the company's net earnings or losses are allocated to each class of ownership interests. The notes to your interim financial statements should be similarly revised.

Schedule II – Valuation and Qualifying Accounts and Reserves, page F-74

56. Please revise to explain in greater detail the nature, facts and circumstances surrounding the $(8,417) "other activity" adjustment to the deferred tax valuation allowance during the predecessor period from January 1, 2009 to October 6, 2009.

Delphi Automotive LLP March 31, 2011 Financial Statements, page F-75

General

57. Please address our comments on the company's audited financial statements in the interim financial statements where applicable.

Notes to Consolidated Financial Statements (Unaudited), page F-80

12. Membership Interests, page F-91

58. Please clarify the statement that "Subsequent to the redemption transaction on March 31, 2011, Delphi's membership interest equity is comprised principally of a single class of membership interests" given that interests of both Class B and Class E-1 are presented in both the table on page F-91 and the statement of owners' equity on page F-79.

59. Please explain why the redemption of $3,791 Class A and $594 Class C membership interests per page F-91 does not agree with the redemption of $2,160 Class A, $1,731 Class B, $671 Class C, and $5 Class E-1 membership interests per the statement of owners' equity on page F-79. Please reconcile and revise these disclosures.

General

60. Please update the financial statements when required in accordance with Rule 3-12 of Regulation S-X.

61. An updated accountant's consent should be included in any future amendments to your Form S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Michael Kaplan
        Davis Polk & Wardwell LLP